August 1, 2008	Laurence Reszetar Direct Phone: (612) 672-8395 Direct Fax: (612) 642-8395 laurence.reszetar@maslon.com

Via Edgar and Fax

Securities and Exchange Commission
Judiciary Plaza
100 F Street N.W.
Washington, D.C. 20459
Attn: Song Brandon

Re:	VioQuest Pharmaceuticals, Inc. (the “Company”)
Amended Registration Statement on Form S-1
Filed July 21, 2008
File Number 333-151115

Dear Ms. Brandon:

This letter will respond on behalf of the Company to your comment letter, dated July 29, 2008, with respect to the Company’s Amended Registration Statement on Form S-1, as filed on July 21, 2008 (the “Registration Statement”).

The following are the Company’s responses to your comments to the Registration Statement. To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

Form S-l/Amendment No. 1
General

1.
We note that you are registering the sale of 10,413,409 of shares. Given the size relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). In that regard, you appear to have two options. First, you may amend your filing to reduce the size of the offering. Second, you may revise the document by identifying the selling shareholders as underwriters in the registration statement and include the price at which they will sell the securities.

Response:

We have decided to amend our filing to reduce the size of the offering. Previously, we were registering the resale of 10,413,409 shares of our common stock. That amount included 5,774,167 shares of common stock underlying our Series A Convertible Preferred Stock, 896,096 shares of common stock underlying our Series B Convertible Preferred Stock, 2,887,083 shares of common stock underlying warrants issued to the investors purchase our Series A Convertible Preferred Stock, 243,397 shares of common stock underlying warrants issued to investors holding our Series B Convertible Preferred Stock, and 612,666 shares of common stock underlying warrants issued to our placement agent warrants in connection with the private placements of our Series A Convertible Preferred Stock in March and April 2008 and our convertible promissory notes in June and July 2007. Since we are not eligible to conduct a primary “at-the-market” offering under Rule 415(a)(4), we are reducing the number of shares registered for resale on our Registration Statement to approximately one-third of the number of shares of our common stock held by shareholders other than our officers, directors and 10% shareholders prior to the first closing of our Series A Convertible Preferred Stock offering.

August 1, 2008

Prior to the first closing of our offering of our Series A Convertible Preferred Stock, we had 5,461,644 shares of common stock outstanding. In order to determine the number of shares we are registering for resale in this Registration Statement, we subtracted the number of shares of common stock currently held by our officers, directors, and 10% shareholders from the number of outstanding shares on March 13, 2008. Our current officers, directors, and 10% shareholders held 1,538,508 shares of our common stock on March 13, 2008 and non-affiliated shareholders held 3,923,136 shares. We are thus registering one-third of the 3,923,136 shares held by non-affiliates so that this offering will not be considered a “primary offering” and we will submit an amended registration statement for 1,307,581 shares of common stock for resale.

We reviewed the registration rights provisions of our subscription agreements with our investors and determined that we are only obliged to register the shares of common stock underlying our Series A Convertible Preferred Stock, the warrants issued to investors purchasing Series A Convertible Preferred Stock, and the warrants issued to our placement agents assisting us with our sale of Series A Convertible Preferred Stock. The aggregate number of shares of common stock underlying those convertible securities and warrants is 9,153,666. In order to remain below the threshold for a primary offering, we are registering approximately 14% of the common stock underlying those convertible securities and warrants. Thus, we have reduced the number of shares of common stock registered for resale in our Form S-1 to 1,307,581 and made pro rata reductions to the registered shares held by the Selling Shareholders. Of those shares, 847,827 are issuable upon conversion of the Series A Convertible Preferred Stock and 482,754 are issuable upon the exercise of investor and placement agent warrants.

Note Offering, Page 8

2.
You indicate that the issuance of the Series B preferred stock took place as a condition to the initial closing of the private placement of your Series A convertible preferred stock. Please revise your disclosure to better explain why the holders of the convertible notes converted their notes into shares of the Series B preferred stock.

Response:

We have amended the disclosure under the heading of Note Offering on page 8 to include the following disclosure:

August 1, 2008

“The holders agreed to amend the notes to effect the conversion into Series B Convertible Preferred Stock so that we could conduct the initial closing of our offering and receive financing necessary to continue the development of our products and operations.”

*     *     *     *    *

Please do not hesitate to contact me at (612) 672-8395 with any questions concerning the responses included in this letter on behalf of the Company. Finally, on behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Laurence J. Reszetar

Laurence J. Reszetar

cc:	Christopher P. Schnittker Bill Mower